Exhibit 99.1

Kenon Holdings Reports Full Year 2018 Results and Additional Updates

Singapore, April 8, 2019. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for 2018 and additional updates to its businesses.

Key Highlights

OPC

•	OPC Energy Ltd. (“OPC”) successfully completed its first scheduled major overhaul maintenance treatment of the OPC-Rotem power plant in Q4 2018.

•	In April 2019, the Israeli Electricity Authority (the “EA”) published its decision to grant a conditional license for the construction of the Tzomet power plant.

•	OPC’s financial results for 2018:

•	OPC’s revenues in 2018 amounted to $363 million, reflecting no material change from 2017.

•	OPC’s net profit in 2018 increased to $26 million, as compared to $14 million in 2017.

•	OPC’s EBITDA[1] in 2018 increased to $91 million, as compared to $86 million in 2017.

•	In March 2019, OPC declared a dividend of approximately $10 million.

1 EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated April 8, 2019 for the definition of OPC’s EBITDA and a reconciliation to its net profit for the applicable period

Qoros

•
In January 2019, Kenon entered into an agreement to sell half of its remaining interest in Qoros Automotive Co., Ltd. (“Qoros”) (i.e. 12%) to the majority shareholder in Qoros for a purchase price of RMB1,560 million (approximately US$227 million). The sale is subject to obtaining relevant third party consents and other closing conditions, including approvals by relevant government authorities

Discussion of Results for the Year ended December 31, 2018

Kenon’s consolidated results include the consolidated results of OPC which are described below. The results of Qoros and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

See Exhibit 99.2 of Kenon’s Form 6-K dated April 8, 2019 for summary Kenon consolidated financial information; summary OPC consolidated financial information; a reconciliation of OPC’s EBITDA (which is a non-IFRS measure) to net profit and summary operational information of each of OPC’s generation businesses.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements.

Summary Financial Information of OPC

	2018	2017
	($ millions)
Revenues	363	365
Cost of sales	258	266
Finance Expenses, net	25	33
Net profit	26	14
EBITDA[2]	91	86

From September 25, 2018 until November 10, 2018, OPC performed major overhaul maintenance of the OPC-Rotem power plant, during which the operation of the power plant was paused. Such maintenance is performed once every six years. OPC’s financial results were negatively impacted by the maintenance, as OPC-Rotem had to purchase energy to meet its obligations under PPAs during this maintenance and therefore did not earn margins that it would have earned using electricity that it generates.

1 EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated April 8, 2019 for the definition of OPC’s EBITDA and a reconciliation to its net profit for the applicable period
2 EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated April 8, 2019 for the definition of OPC’s EBITDA and a reconciliation to its net profit for the applicable period

Revenue

The table below sets forth our revenue for 2018 and 2017, broken down by category.
	For the year ended December 31,
	2018	2017
	$ millions
Revenue from energy generated by OPC and sold to private customers	225	233
Revenue from energy purchased by OPC and sold to private customers	39	20
Revenue from private customers in respect of infrastructures services	79	94
Revenue from energy sold to the System Administrator	4	3
Revenue from sale of steam	16	15
Total	363	365

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the EA, with some discount. Accordingly, changes in the generation component generally affect the prices paid under PPAs by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff for 2018, as published by the EA in January 2018, was NIS 0.2816 per KW hour. In 2017, the weighted-average generation component tariff was NIS 0.264 per KW hour. This change in the weighted-average generation component tariff is attributed to the mix of consumption in the market. OPC’s revenues from sale of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index (CPI).

Set forth below is a discussion of the changes in revenues by category between 2018 and 2017.

•
Revenue from energy generated by OPC and sold to private customers – decreased by $8 million in 2018, as compared to 2017, primarily as a result of (i) an $18 million decrease in revenues due to the lower availability of the OPC-Rotem power plant and (ii) $5 million one-off revenues in 2017, partially offset by a $12 million increase in revenues due to the higher generation component in 2018, as compared to 2017.

•
Revenue from energy purchased by OPC and sold to private customers – increased by $19 million in 2018, as compared to 2017, primarily as a result of increased energy purchased and sold by OPC in 2018 as compared to 2017, resulting from the lower availability of the OPC-Rotem power plant due to the maintenance at OPC-Rotem in 2018.

•
Revenue from private customers in respect of infrastructures services – decreased by $15 million in 2018, as compared to 2017, primarily as a result of (i) an $11 million decrease in the infrastructure tariffs in 2018, and (ii) a $2 million decrease due to past reconciliation of OPC’s customers in 2017.

•	Revenue from energy sold to the System Administrator – increased by $1 million in 2018, as compared to 2017, primarily as a result of higher sales volume to the System Administrator.

•	Revenue from sale of steam – increased by $1 million in 2018, as compared to 2017, primarily as of a result of higher steam consumption by customers.

Cost of Sales (Excluding Depreciation and Amortization)

	For the year ended December 31,
	2018	2017
	$ millions
Natural gas and diesel oil consumption	118	130
Payment to IEC for infrastructure services and purchase of electricity	118	114
Natural gas transmission	7	7
Operating expenses	15	15
Total	258	266

•
Natural gas and diesel oil consumption – decreased by $12 million in 2018, as compared to 2017, primarily due to (i) a $6 million decrease as a result of scheduled maintenance at OPC-Rotem in 2018, (ii) a $3 million decrease as diesel oil consumption in 2017 was high due to a disruption in gas supply from the Tamar reservoir, and (iii) a $2 million reimbursement from IEC for diesel oil cost in prior years.

•
Payment to IEC for infrastructures services and purchase of electricity – increased by $4 million in 2018, as compared to 2017, primarily as a result of an approximately $17 million increase due to lower generation of the OPC-Rotem power plant, partially offset by (i) a $9 million decrease due to lower infrastructure service tariffs in 2018 and (ii) a $2 million decrease due to past reconciliation with OPC’s customers in 2017.

Financing Expenses, net

Financing expenses, net decreased by approximately $8 million in 2018 as compared to 2017, primarily as a result of a $6 million early repayment fee incurred in 2017 in respect of the early repayment in full of OPC’s mezzanine loan.

Net profit

Net profit increased by $12 million to $26 million in 2018, as compared to $14 million in 2017. The increase is primarily due to the decrease in cost of sales and finance expenses, partially offset by a decrease in revenues, primarily for the reasons specified above.

EBITDA

EBITDA increased by $5 million in 2018, as compared to 2017, primarily for the reasons specified above.

Liquidity and Capital Resources

As of December 31, 2018, OPC had cash and cash equivalents of $88 million, deposits and restricted cash of $98 million, and total outstanding consolidated indebtedness of $587 million, consisting of $23 million of short-term indebtedness, including the current portion of long-term indebtedness, and $564 million of long-term indebtedness. All of OPC’s debt is denominated in NIS.

Business Developments

Update on the Construction of the OPC-Hadera Plant

OPC-Hadera is constructing a 148 MW co-generation power plant in Israel. OPC expects that the total cost of completing the OPC-Hadera plant will be approximately NIS 1 billion (approximately $267 million).

Construction of the OPC-Hadera plant began in June 2016. As of December 31, 2018, OPC-Hadera had invested an aggregate of NIS 822 million (approximately $219 million) in the project.

Update on Tzomet Project

Tzomet Energy Ltd. (“Tzomet”) is developing an open-cycle natural gas-fired power station with a capacity of approximately 396 MW in Israel. In March 2018, OPC completed the acquisition of 95% of the shares of Tzomet. The total consideration for the acquisition is estimated to be approximately $23 million (not including project development costs), subject to certain adjustments, of which $7.2 million has been paid to date.

In January 2019 OPC signed an agreement to acquire the remaining 5% of Tzomet shares for total consideration of $7 million, subject to conditions.

In April 2019, the EA published its decision to grant Tzomet a conditional license for a 66-month term for the construction of a 396MW conventional open-cycle power plant.3 Pursuant to this decision, the license will become valid following the Israeli Minister of Energy's approval and the deposit of a guarantee by Tzomet.

The development of the Tzomet project is subject to conditions and requirements that have not been met to date, including assurance of the ability to transmit the electricity from the project site and securing grid capacity for the project. In addition, financial closing of the Tzomet project must occur by the date required by the relevant statutory framework, which is currently January 2020.

Qoros4

Agreement to sell 12% of Qoros

In January 2019, Kenon entered into an agreement to sell half of its remaining interest in Qoros (i.e. 12%) to the majority shareholder in Qoros for a purchase price of RMB1,560 million (approximately US$227 million). The sale is subject to obtaining relevant third party consents and other closing conditions, including approvals by relevant government authorities. Following completion of the sale Kenon will hold a 12% interest in Qoros, the majority shareholder in Qoros will hold 63% and Chery Automobile Co. Ltd. will own 25%.

Business Updates

Car Sales

Qoros sold approximately 62,000 cars in 2018, as compared to approximately 15,000 cars in 2017. A substantial number of sales in 2018 reflect purchases from an entity introduced by the majority shareholder in Qoros.

ZIM

Discussion of ZIM’s Results for 2018

ZIM carried approximately 2,914 thousand TEUs in 2018, representing an 11% increase as compared to 2017, in which ZIM carried approximately 2,629 thousand TEUs. The average freight rate per TEU in 2018 was $973 per TEU, as compared to $995 per TEU in 2017. ZIM’s revenues increased by 9% in 2018 to approximately $3.2 billion, as compared to approximately $3.0 billion in 2017, due to the increase in carried quantities. ZIM’s operating expenses and cost of services increased by 15% to approximately $3.0 billion, as compared to approximately $2.6 billion in 2017, primarily as a result of (i) a $150 million increase in bunker expense, (ii) a $129 million increase in lease expense for vessels and containers, (iii) a $94 million increase in cargo handling related expense, and (iv) a $22 million increase in port expenses.

Additional Kenon Updates

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of December 31, 2018, Kenon’s cash balance was $38 million. There is no remaining debt at the Kenon level.

3 The term of the license can be extended by the EA, subject to the Israeli Minister of Energy’s approval, and subject to the regulation. The grant of a permanent generation license to Tzomet, upon expiration of the conditional license, is subject to Tzomet's compliance with the conditions set by law.
4 Convenience translations of RMB amounts into US Dollars use a rate of 6.87: 1.

Kenon is the beneficiary of a four-year deferred payment agreement, effective December 31, 2017, in the amount of $175 million, reflecting deferred consideration from the sale of its Inkia power businesses, accruing 8% interest, payable in kind (principal is $189 million including accrued interest as of December 31, 2018) . The deferred payment is subject to tax.

As discussed above, in January 2019, Kenon entered into an agreement to sell half of its remaining interest in Qoros (i.e. 12%) to the majority shareholder in Qoros for a purchase price of RMB1,560 million (approximately US$227 million).

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on April 8, 2019, starting at 9:00 am Eastern Time. Kenon's and OPC's management teams will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following teleconferencing numbers:

Singapore: US: Israel: UK: International:	3158-3851 1-888-281-1167 03-918-0691 0-800-051-8913 +65-3158-3851

At: 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time and 9:00 pm Singapore Time.

For those unable to participate, the teleconference will be available for replay on Kenon’s website at http://www.kenon-holdings.com beginning 24 hours after the call.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:
•	OPC (76% interest) – a leading owner, developer and operator of power generation facilities in the Israeli power market;
•	Qoros (24% interest5) – a China-based automotive company;
•	ZIM (32% interest) – an international shipping company; and
•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

5 Kenon has agreed to sell half of its 24% interest to the majority shareholder in Qoros; upon completion of this sale, Kenon will hold a 12% interest in Qoros.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to statements about (i) with respect to OPC, statements with respect to the OPC-Hadera and Tzomet projects, including receipt of the conditional license, expected installed capacity, cost, and timing of the completion and financing of the project, (ii) with respect to Qoros, statements with respect to the agreement by Kenon to sell half of its remaining interest in Qoros to the majority investor in Qoros and (iii) other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to OPC, risks relating to a failure to complete the development of the OPC-Hadera and Tzomet projects on a timely basis, within the expected budget, or at all, including risks related to license and other approvals required to proceed with the Tzomet project, (ii) with respect to Qoros, risks relating to the agreement to sell half of Kenon's remaining interest in Qoros to the majority shareholder in Qoros, including risks relating to closing of that transaction and (iii) other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +44 20 7659 4186